UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of January 2008

Commission File Number 1-15106	Commission File Number 333-14168

PETRÓLEO BRASILEIRO S.A. -	PETROBRAS INTERNATIONAL
PETROBRAS	FINANCE COMPANY
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

BRAZILIAN PETROLEUM CORPORATION —	Not Applicable
PETROBRAS	(Translation of registrant’s name into English)
(Translation of registrant’s name into English)

Avenida República do Chile, 65	Anderson Square Building, P.O. Box 714
20035-900 — Rio de Janeiro — RJ,	George Town, Grand Cayman
Brazil	Cayman Islands B.W.I.
(55-21) 3224-4477	(Address of principal executive offices)
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
EX-15.1: AWARENESS LETTER
EX-15.2: AWARENESS LETTER

This report on Form 6-K is incorporated by reference in the Registration Statement on Form of F-3 of Petróleo Brasileiro S.A. — PETROBRAS (No. 333-139459) and Petrobras International Finance Company (No. 333-139459-01) and the preliminary prospectus supplement dated as of January 8, 2008.
Exhibits
Exhibit 15.1 — Awareness Letter of KPMG Auditores Independentes
Exhibit 15.2 — Awareness Letter of KPMG Auditores Indenpendentes

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROLEO BRASILEIRO S.A. — PETROBRAS

Date: January 8, 2008	By	/s/ Almir Guilherme Barbassa

PETROBRAS INTERNATIONAL FINANCE COMPANY

Date: January 8, 2008	By	/s/ Sérvio Túlio da R. Tinoco

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